Clipper Fund^{SM} (Class A)

Investment Category: Large Cap Value

Investment Objective: Growth & Capital Preservation

Clipper Fund^{SM} (the "Fund") is a non-diversified, open-end management investment company. The objective of the Fund is to provide long-term capital growth and capital preservation. The Clipper Fund^{SM} is managed by Pacific Financial Research ("PFR") (the "Adviser").

Investment Philosophy

The Adviser to the Fund is a bottom-up, large cap value manager. PFR believes that focused fundamental research of companies in out-of-favor sectors yields the best investment opportunities. By concentrating in their best ideas, they maximize the value added from their research effort. PFR usually owns 15 to 35 stocks in a portfolio. The Clipper Fund^{SM} may hold an unlimited amount in cash and/or bonds. PFR invests as a long-term partner with management and looks beyond short-term events. Companies are purchased only if their share price trades at 70 percent or less of estimated intrinsic value, and are sold once they reach PFR's estimate of intrinsic value.

Investment Strategy

PFR relies predominantly on in-house research. A two-person research team conducts exhaustive fundamental research on a company under investment consideration. One analyst is a proponent of the company, the other a "devil's advocate". Initial financial models are built to help identify areas of concern, and visits with management, competitors and customers help the team understand the business. PFR meets with management prior to investing in a company, and the analysts visit the management of 200-300 companies a year. Their goal is to go beyond conventional wisdom and form an unbiased, objective view of a company's long-term prospects.

Valuation methods reflect the way that a rational businessman within an industry values a company, not the way that the stock market does. First, analysts determine the price a rational private buyer would pay in a negotiated transaction for the assets of the company. For comparison, discounted free cash flow models are constructed to verify the valuation. The lower of the two valuations is the intrinsic or absolute value for the company, and this value becomes the basis for all subsequent investment decisions. Only stocks trading at a 30% or greater discount to intrinsic value are considered for purchase. Investment decisions are made by the two analysts (proponent and "devil's advocate") doing the fundamental research on a company.

Management and Organization

Pacific Financial Research, Inc., a Massachusetts corporation, is located at 9601 Wilshire Boulevard, Suite 800, Beverly Hills, California 90210. The Adviser is a wholly owned subsidiary of Old Mutual (US) Holdings. As of December 31, 2002 the Adviser had over $13 billion in assets under management. Under an investment advisory agreement with the Fund, the Adviser manages the investment and reinvestment of the assets of the Fund. The Adviser must adhere to the stated investment objectives and policies of the Fund, and is subject to the control and supervision of the Fund's Board of Directors.

Additional Information

For additional information, please visit the Clipper Fund^{SM} website (www.clipperfund.com) or you may request a prospectus by calling (800) 776-5033.

December 31, 2002

Key Portfolio Characteristics

Assets	$5,001 million
Inception	02/29/84
Weighted Average Mkt Cap.	$34.1B
Median Mkt Cap	$10.5B
P/E Ratio	13.4x
Price/Book	3.39
Beta (since inception)[1]	0.54
Standard Deviation (since inception)[1]	12.77
Total Equity Securities	35
'01 Portfolio Turnover	45%
Dividend Yield[2]	3.3%
Operating Expenses[3]	1.07%
(Net of Commission Recapture)	

Asset Allocation



Top 10 Equity Holdings

Tyco International Ltd.	9.4%
Freddie Mac	8.8%
Electronic Data Systems Corp.	6.2%
Philip Morris Companies Inc.	5.6%
Fannie Mae	4.9%
American Express Company	3.8%
El Paso Corp.	3.4%
UST Inc.	3.2%
Tenet Healthcare Corp.	3.1%
Equity Residential	3.0%

[1] Beta is a measure of a fund's sensitivity to market movements. The beta of the benchmark is typically 1.00. The benchmark used to calculate beta is the S&P 500 Index. Standard deviation is a statistical measure of the range of a fund's performance. When a fund has a high standard deviation, its range of performance has been very wide, indicating that there is a greater potential for volatility.

[2] Dividend Yield is calculated by dividing the annual expected income by the market value of the fund on the last day of each month.

[3] Total operating expense is the ratio of expenses to net assets. The expense ratio will fluctuate throughout the fund's fiscal year and will be reported at the end of the fiscal year as an annualized number.

Clipper Fund[SM] (Class A)

Sector Concentration



Clipper Fund
S&P 500

Sector	Clipper Fund	S&P 500
Cons. Discretionary	10%	13%
Cons. Staples	22%	9%
Energy	0%	6%
Financials	33%	20%
Health Care	11%	15%
Industrials	14%	12%
Infor. Tech	7%	14%
Materials	0%	3%
Telecomm.	0%	4%
Utilities	4%	3%

* Totals may not equal 100% due to rounding

Performance as of December 31, 2002

Net Performance	3 Month	YTD	1 Year	3 Year	5 Year	10 Year	Since Inception
Clipper Fund[SM]	8.72%	-5.51%	-5.51%	12.69%	10.82%	15.12%	15.78%
S&P 500*	8.43%	-22.10%	-22.10%	-14.54%	-0.59%	9.34%	12.56%
Russell 1000® Value*	9.22%	-15.53%	-15.53%	-5.14%	1.16%	10.80%	12.96%

Historical Performance

Net Performance					Fund	S&P 500	Russell 1000 Value
Year	1 Qtr	2 Qtr	3 Qtr	4 Qtr	Annual	Index*	Index*
1993	4.18%	-0.37%	1.47%	5.52%	11.13%	10.08%	18.12%
1994	-4.76%	0.24%	2.14%	0.03%	-2.46%	1.32%	-1.99%
1995	12.02%	12.75%	7.49%	6.95%	45.20%	37.58%	38.35%
1996	5.25%	5.27%	2.13%	5.55%	19.43%	22.96%	21.64%
1997	3.27%	14.19%	4.45%	5.69%	30.17%	33.36%	35.18%
1998	7.12%	0.83%	-1.74%	12.32%	19.20%	28.58%	15.63%
1999	-3.34%	7.37%	-4.32%	-1.34%	-2.03%	21.04%	7.35%
2000	-3.03%	5.55%	16.20%	15.54%	37.40%	-9.10%	7.02%
2001	1.03%	3.03%	-2.53%	8.67%	10.26%	-11.88%	-5.59%
2002	5.70%	-6.21%	-12.34%	8.72%	-5.51%	-22.10%	-15.53%

These returns assume redemption at the end of each period and the reinvestment of all dividends and capital gains. Past performance is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original value.

*For comparison purposes, the S&P 500 Index is an unmanaged index of 500 companies widely recognized as representative of the equity market in general. The Russell 1000® Value Index measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.

A prospectus containing more information, including charges and expenses, may be obtained from the Fund by calling (800) 776-5033. Please read the prospectus carefully before investing.